Goldman, Sachs & Co.
200 West Street
New York, New York 10282
Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
June 6, 2011
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington D.C. 20549
Attention: Matthew Crispino

Re:	Fusion-io, Inc. (the “Registrant”) Registration Statement on Form S-1 File No. — 333-172683
Dear Ladies and Gentleman:
In connection with the above-captioned Registration Statement, we wish to advise that between May 23, 2011 and the date hereof 8,744 copies of the Preliminary Prospectus dated May 23, 2011 were distributed as follows: 5,113 to 3,392 prospective underwriters/dealers; 1,237 to 1,237 institutional investors; 1,923 to 1,923 individuals; and 471 to 471 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time on June 8, 2011 or as soon thereafter as practicable.
[Signature Page Follows]

Securities and Exchange Commission

Very truly yours, GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. LLC Acting on behalf of themselves and as the Representatives of the several Underwriters.
By:	GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
Goldman, Sachs & Co.

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Robert Brass
	Name:	Robert Brass
	Title:	Executive Director

[Signature Page to Underwriter Acceleration Request]